Koor Industries Ltd.


                                                Office of Legal Counsel
                                                21 Ha'arba'ah St.
                                                Tel-Aviv 64739
                                                Israel
                                                Tel.:972-3-6238420
                                                Fax:972-3-6238425

                                                20 November 2001



The Securities Authority     The Tel Aviv Stock Exchange    The Registrar of Companies
22 Kanfei Nesharim St.       54 Ahad Ha'am St.              97 Yafo St.
Jerusalem 95464              Tel Aviv 65202                 Jerusalem 91007
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Fax: 02-6513940              Fax: 03-5105379
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Dear Sirs,



Re:  Immediate Report - Koor Industries Ltd. (NO. 14/2001)
     -----------------------------------------------------
     Company No. 52-001414-3
     Regarding a Director who ceased to serve in his office




1.  Name:  Avraham Harel
2.  I.D. Number:  00-3010819-5
3.  Date of retirement:  November 15, 2001
4. To the best of our knowledge, the retirement does not involve circumstances, which should be brought to the public's attention.
5. Upon termination of his office, the director ceased to be an interested party in the corporation.


                                                        Yours sincerely,


                                                        Shlomo Heller, Adv.
                                                        Legal Counsel